SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Publicly-Held Company with Authorized Capital – CVM No 016390

CNPJ nº 01.832.635/0001-18 – NIRE nº 35.300.150.007

Av. Jurandir, 856, Lote 4, 1o andar

CEP 04072-000, São Paulo/SP

MATERIAL FACT

TAM S.A. (“Company”), in compliance with Law No. 6.404/76 and the CVM Instruction No. 358/02 as amended, hereby informs to its shareholders and to the market in general that in addition to the Material Fact released yesterday, which was issued Decision No. 29, March 1, 2011, in the Official Gazette, Section 01, pg. 07 of March 3, 2011, by which the Deliberative Board of the National Civil Aviation Agency - ANAC, issued the prior written consent to the stocks transferring of the companies TAM SA, the holding company that has direct ownership interest in the capital of companies that carry out public air transportation activities TAM Linhas Aéreas S/A, Pantanal Linhas Aéreas S/A – currently in judicial reorganization, and TAM Milor Taxi Aéreo, Representações Marcas e Patentes S/A, in order to continue the combination process with LAN Airlines, in the exact terms of the operation described by the Company in the records of process No. 60800.026563/2010-14.

São Paulo, March 3 2011.

TAM S.A.

Libano Miranda Barroso

Investor Relation Director

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.